Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

May 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Hammerhead Energy Inc.

 Schedule TO-I filed April 28, 2023

 File No. 005-94006

Ladies and Gentlemen:

On behalf of Hammerhead Energy Inc. (the "Company"), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated May 9, 2023, with respect to Schedule TO-I, File No. 005-94006, filed with the Commission on April 28, 2023 (the "Schedule TO-I"). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule TO-I ("Amendment No. 1").

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Offer to Purchase.

Schedule TO-I filed April 28, 2023

General

1. Please disclose prominently the fact that the Offer's $1.00 Purchase Price falls significantly below the lower end of VRC's fair market value range for both the Public Warrants and the Private Placement Warrants.

RESPONSE: The Company acknowledges the Staff's comment and has revised pages 1 and 7 of the Offer to Purchase in response to the Staff's comment to disclose more prominently that the Offer's $1.00 Purchase Price falls significantly below the lower end of VRC's fair market value ranges for both the Public Warrants and the Private Placement Warrants.

2. We note the following disclosure on page 4: "Hammerhead believes that the purchase of Warrants through the Offer will not cause the remaining Warrants to be de-listed from Nasdaq or the TSX, provided that Hammerhead continues to be in compliance with the public distribution requirements for such Warrants on the Nasdaq and the TSX, respectively." We also note conditions (m) and (q) on page 15, which suggest that the Offer will fail if completion of the Offer and the purchase of the Warrants might cause delisting or deregistration of the Warrants. In a more straightforward manner, please disclose whether or not there is a risk that the Offer will lead to the delisting or deregistration of the Warrants. To the extent that such risk exists, please provide a legal analysis as to why Rule 13e-3 is inapplicable to the transaction, or, alternatively, please file a Schedule 13E-3.

Securities and Exchange Commission

May 19, 2023

RESPONSE: The Company acknowledges the Staff's comment and has revised page 4 of the Offer to Purchase in response to the Staff's comment to clarify that the Company believes that the purchase of Warrants pursuant to the Offer will not cause the remaining Warrants to be de-listed from Nasdaq or cause the Warrants to become eligible for deregistration under the Exchange Act. Additionally, the Company has revised page 15 of the Offer to Purchase to delete conditions (m) and (q).

Conditions of the Offer, page 13

3. We note condition (c)(iii) on page 13, which refers to there having occurred "any actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, a natural disaster, pandemic, outbreak, epidemic, or the commencement of a war, armed hostilities, act of terrorism, political instability or other international, national or regional calamity, crisis, emergency, act of God or any governmental or other response to any of the foregoing, directly or indirectly involving or affecting Canada, the United States or any other region where the Corporation maintains significant business activities." Such broad drafting, which would appear to provide Hammerhead with an essentially unlimited ability to invoke the condition and terminate the Offer, raises concerns that the Offer is illusory. Please revise to more narrowly tailor this condition, or advise.

RESPONSE: The Company acknowledges the Staff's comment and has amended this condition on page 13 of the Offer to Purchase to specify that there must be a reasonable likelihood that such occurrences would have a material and adverse effect on the Company's business, the trading in the Warrants or Shares or on the Company's ability to complete the Offer in order to trigger this condition.

4. We note condition (c)(viii), which refers to there having occurred "any significant, in the reasonable judgment of the Corporation, decrease or increase in the market price of the Warrants after the close of business on April 27, 2023." Please disclose more specifically what would constitute a "significant" decrease or increase.

RESPONSE: The Company acknowledges the Staff's comment and has amended this condition on page 13 of the Offer to Purchase to specify that a decrease or increase in the market price of the Warrants by 20% or more after the close of business on April 27, 2023 would be required in order to trigger this condition.

Securities and Exchange Commission

May 19, 2023

* * * * *

We appreciate the Staff's assistance in reviewing this response letter and the Schedule TO-I. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

cc:	David Plattner
Securities and Exchange Commission

Scott Sobie
Hammerhead Energy Inc.

Bill Maslechko
Burnet, Duckworth & Palmer LLP

Ian M. Hazlett
Paul, Weiss, Rifkind, Wharton & Garrison LLP